SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 14, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: 14 May 2013

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

14 May 2013

Smith & Nephew plc announces that it received notification today that transactions by a person discharging managerial responsibilities ("PDMR") took place, following the vesting of shares on 14 May 2013 of a conditional share award under the Global Share Plan 2010 (the "Plan") as detailed below:

Name of PDMR	Number of Ordinary Shares acquired on vesting	Number of Ordinary Shares disposed	Total holding of Ordinary Shares following this notification:
Cyrille Petit	7,900	2,180	5,720

(i) A further 7,900 Ordinary Shares will vest on 14 May 2014 and the final tranche of 7,900 Ordinary Shares will vest on 14 May 2015, subject to continued employment.

(ii) The market value of Ordinary Shares acquired and sold on 14 March 2013 were 765.0475p per Ordinary Share.

Notes:

1. The Ordinary Shares were released in London, UK.

2. The percentages of issued share capital acquired, disposed and held following notification are all under 0.1% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646